September 1, 2009

Via EDGAR and Facsimile @ (703) 813-6986
Mr. Larry Spirgel
Assistant Director - Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

         Re:   Pre-Paid Legal Services, Inc.
               Form 10-K for fiscal year ended December 31, 2008
               Filed February 27, 2009
               File No. 001-09293

Dear Mr. Spirgel:

Below are our responses to your enumerated comments contained in your letter of August 11, 2009 to the above referenced filing. We understand the purpose of your review and comments is to assist us in complying with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We look forward to your comments to our responses and once agreed upon, we will file amended documents in a timely manner.

Item 1 Please number your filing page numbers to better help investors reference your disclosures.
     We will number the filing page numbers in our subsequent filings.

Item 2 We note your statement that "our primary market focus has been the "middle" eighty percent of such households rather than the upper and lower ten percent." Please explain the basis for this statement since the marketing of your services id done solely by independent contractors.
     We propose to replace the quoted verbiage with the following:
     "Historically, we have described and suggested to our independent sales associates that their primary market focus should be the "middle" eighty percent of such households rather than the upper and lower ten percent segments based on our belief that the upper ten percent may already have access to legal services and the lower ten percent may not be able to afford the cost of a legal service plan.

Item 3 Please clarify what credit score or credit system you use as part of your Identity Theft Shield Benefit Plan.
     Our suggested revised language would be as follow:
     The identity theft related benefits include a credit report provided through Experian and related instructional guide, a credit score calculated by an independent scoring service and related instructional guide, credit report monitoring through Experian with daily online and monthly offline notification of any changes in credit information and comprehensive identity theft restoration services.

Item 4 It is not clear how often your members utilize your provider law firms' services. For the periods presented, disclose the number of engagements between members and providers law firms and how often the engagements led to additional fees being paid by members to the provider law firms.
     We would propose adding the following paragraph:
     Membership benefits utilization
     During 2008, our provider law firms processed more than 2.3 million intakes, an average of 1.6 per Member. An intake represents a member's request for assistance on a specific legal matter. These intakes usually include multiple telephone consultation(s) and often include document review(s), letter(s) written or telephone call(s) made to third parties on the members' behalf, preparation of last will(s) and testament(s) and other legal assistance as described below. Although not all of our provider law firms maintain specific records of how often the legal engagement leads to additional fees being paid by members, provider law firms representing approximately 40% of our Membership base reported that on average, less than 1% of these intakes resulted in additional fees being paid by the member.

Item 5 We note that Mr. Stonecipher has historically received and is expected to continue to receive incentive compensation equal to 2.5% of premiums received by PPL Agency, Inc., a subsidiary of yours which sells cancer and "dread" disease insurance. However, there is no description of this plan in your description of memberships. Please advise.
     We have not historically, and would propose to continue, not describing PPL Agency insurance policies because the Agency's operations are immaterial to our consolidated financial results (2008 data - total assets of $130,000, equity of $49,000 and revenues (gross commissions received) of $97,000 with net income of $10,000). These policies written through PPL Agency are sold by less than five independent agents. Additionally, we will amend our proxy statement to more accurately describe Mr. Stonecipher's PPL Agency incentive compensation to be equal to 2.5% of premiums received by "unrelated insurance companies that issue cancer and dread disease policies through PPL Agency, a wholly owned subsidiary of ours which sells such policies sold by less than five independent agents."

Item 6 Please disclose in tabular form the identity of the provider law firms under contract per state. In the same table, please disclose the ratio of memberships per lawyer in each state.

     We propose to add tabular information as follow:
     The following table reflects the composition of our provider law firm network by state/province, together with each firm's Memberships and attorneys as of December 31, 2008 and year 2008 intakes by state/province. As reflected in the table below, the average number of intakes per member during 2008 was 1.6

                                                                                                      Memberships
State/Province                     Provider Firm                          Memberships    Attorneys    per attorney   Intakes
--------------      --------------------------------------------          -----------    ---------    ------------  --------
Colorado            Riggs, Abney, Neal, Turpen, Orbison & Lewis              35,807          32           1,119      54,008
Oklahoma            Riggs, Abney, Neal, Turpen, Orbison & Lewis              41,907          97             432      39,887
Nebraska            Morrow, Poppe, Watermeier & Lonowski, P.C.                2,321           8             290       2,763
Texas               Ross & Matthews, P.C.                                   134,809          97           1,390     186,271
Louisiana           Provasty, Sadler, DeLaunay, Florenza & Sobel             22,280          21           1,061      24,565
Missouri            Dubail Judge                                             25,354          21           1,207      36,140
Illinois            Evans, Loewenstein, Shimanovsky & Moscardini             43,246          22           1,966      87,434
W. Virginia         Caldwell & Riffee                                         3,789           5             758       2,305
California          Parker Stanbury                                         217,334          65           3,344     419,185
Arkansas            Lisle Law Firm, P.C.                                     13,813           8           1,727      20,738
Florida             DeBeaubien, Knight, Simmons                              55,300          46           1,202     102,157
Florida             Glantz & Glantz                                          47,914          33           1,452      94,133
Georgia             Deming, Parker, Hoffman, Green, Campbell & Daly          61,173          42           1,457     122,409
Alabama             The Anderson Law Firm LLC                                18,830           8           2,354      22,275
Tennessee           Merritt, Flebotte, Wilson, Webb & Caruso                 24,198           9           2,689      33,689
Kentucky            O'Koon Hintermeister, PLLC                                8,907           5           1,781      12,959
S. Carolina         Merritt, Flebotte, Wilson, Webb & Caruso                 22,153          14           1,582      33,603
Ohio                Maguire & Schneider                                      41,619          25           1,665      68,424
Kansas              Riling, Burkhead & Nitcher                               13,888          13           1,068      16,193
Hawaii              Bervar & Jones                                           13,049          10           1,305      22,609
Michigan            Powers, Chapman, DeAgostino, Meyers & Milia              45,897          23           1,996      83,581
New York            Feldman,  Kramer & Monaco, P.C.                          48,833          54             904      79,350
Massachusetts       Framme Law Firm                                           3,565           2           1,783       6,326
Pennsylvania        Welch, Gold & Siegel                                     34,363          22           1,562      50,567
Wisconsin           Wagner, Falconer & Judd, LTD                             12,317           9           1,369      25,190
Utah                Smart, Schofield, Shorter & Lunceford                    14,535          17             855      22,142
Indiana             O'Koon Hintermeister, PLLC                               23,246          14           1,660      37,251
Oregon              Kivel & Howard, LLP                                      23,215          12           1,935      33,989
Idaho               The Huntley Law Firm, PLLC                                8,604          12             717      11,916
Arizona             Davis Miles PLLC - Arizona                               45,608          51             894      79,226
Washington          Lombino Martino, PS                                      41,729          26           1,605      73,382
Nevada              Dempsey, Roberts & Smith                                 18,581          33             563      40,896
Virginia            Framme Law Firm                                          39,701          18           2,206      50,139
Minnesota           Wagner, Falconer & Judd, LTD                             18,545          22             843      32,802
Wyoming             Referral attorneys *                                      1,829                           -       1,080
Iowa                McEnroe, Gotsdiner, Brewer, et al.                        5,327           6             888       3,678
N. Carolina         Merritt, Flebotte, Wilson, Webb & Caruso                 59,874          27           2,218      88,215
Mississippi         Framme Law Firm of Mississippi                           10,039           3           3,346      14,219
Maryland/D.C.       Weinstock, Friedman & Friedman, P.C.                     40,703          37           1,100      54,490
New Jersey          Mattleman, Weinroth & Miller                             31,221          26           1,201      43,981
Montana             Rimel & Mrkich, PLLP                                      4,642           2           2,321       4,437
New Mexico          Davis Miles PLLC                                         18,610           8           2,326      22,449
N. Dakota           Referral attorneys *                                        293                           -         240
S. Dakota           Demersseman Jensen  et al                                 2,243           7             320       1,310
Delaware            Mattleman, Weinroth & Miller                              4,769           7             681       7,149
New Hampshire       Framme Law Firm                                           3,261           1           3,261       6,651
Connecticut         Willinger, Willinger & Bucci, P.C.                        8,761          13             674      14,921
Vermont             Framme Law Firm                                             521           1             521       5,159
Maine               Robinson, Kriger & McCallum                               4,027          14             288       9,185
Alaska              Referral attorneys *                                          9
Rhode Island        Framme Law Firm                                             869           2             435       1,294
Alberta             Nickerson, Roberts, Holinski & Mercer                     3,646          10             365       3,291
British Columbia    Watson, Goepel & Maledy                                   4,463          36             124       8,886
Manitoba            Tapper Cuddy                                              1,543          22              70       3,398
Ontario             Mills & Mills                                            16,257          25             650      28,222
                                                                          -----------    ---------    ------------  --------
                    Total Closed Panel Memberships                        1,449,337       1,143           1,268   2,350,759
                                                                          -----------    ---------    ------------  --------
                    "Stand-alone" IDT Memberships                            89,839
                    Open Panel Memberships                                   10,845
                    Commercial Driver Legal Plan Memberships                  9,133
                                                                          -----------
                    Total Memberships                                     1,559,154
                                                                          -----------

*States/provinces without a designated provider law firm. Services are provided by referral attorneys.

Item 7 We note your disclosure that occasionally members need to be referred by a provider law firm to an attorney outside the provider law firm, and that "geographic reasons" are sometimes the cause. Explain whether there are standard procedures for coordinating legal representation for members beyond a certain geographic distance from a provider law firm's closest office. For example, if a member in San Diego needs a lawyer and your provider law firm is located in Sacramento, must the provider law firm secure representation for the member in San Diego or is the member expected to travel a certain distance to meet with a provider law firm?
    We propose adding the following language:
     We design our plans for the convenience of our member. The provider law firms primarily deliver consultation benefits via the telephone while document reviews and letters are primarily delivered by fax, email and mail, and thus, the member does not normally need to travel to any law firm to receive the majority of their benefits. They can utilize their benefits from the comfort of their home or office and not take time off from work.

     The provider law firms provide and/or coordinate all benefits for our members. After the provider law firm has provided telephone consultation benefits and possible document review and letters, if appropriate, the provider law firm will provide further benefits or coordinate a referral to a local attorney if that is necessary. We have a database of referral attorneys covering North America should a member need a local attorney. The provider law firm coordinates these referrals based on the member's legal needs and the location of the courts.

Item 8 Set forth each risk factor under a bolded, italicized, or underlined sub-caption that adequately describes the risk.
     Although we italicize each of the risk factors in the printed version of our Annual Report (which includes the Form 10-K), we will add additional marking in the EDGAR version for each risk factor.

Item 9 We note your disclosure that year end active Memberships decreased 1.1% from December 31, 2007 to December 31, 2008. Please reconcile this disclosure with the disclosure on your website, www.prepaidlegal.com, that "Pre-Paid Legal Services, Inc., added a 3 percent gain in active memberships over the previous year."
     We have updated the disclosure on www.prepaidlegal.com. Previous disclosure on www.prepaidlegal.com was correct but outdated.

Item 10   The  cross-reference  to your legal  proceedings  in the risk  factors section is not appropriate because it is not clear whether all your pending legal proceedings have resulted in the inclusion of this risk factor. Please revise your risk factor related to legal proceedings to discuss the specific proceedings that may have a material adverse effect on the company.
     We have revised the risk factor to include the following language:
     Any of the legal proceedings described in Item 3 could have a material adverse effect on our financial condition and results of operations.

Item 11 Include a risk factor highlighting the effect your stock repurchase program has had on the company's stock price, earnings per share and cash flow. We note that you have repurchased approximately half of your outstanding shares over the past ten years.
     We have added the following risk factor:
     We have repurchased more than half our outstanding shares over the past ten years.
     We announced on April 6, 1999, a treasury stock purchase program authorizing management to acquire up to 500,000 shares of our common stock. The Board of Directors has increased such authorization from 500,000 shares to 15 million shares through subsequent board actions. At June 30, 2009, we had purchased 14.2 million treasury shares under these authorizations in both open market and non-open market transactions for a total consideration of $421.2 million, an average price of $29.70 per share. The repurchase program of $421.2 million combined with $17.1 million in dividends has resulted in our returning $438.3 million to shareholders since April 1999 and represents more than 100% of our net earnings during the same timeframe. Our stock price, earnings per share and cash flow would have been different had we invested these funds differently and any future treasury stock purchases will have an impact on our stock price, earnings per share and cash flow.

Item 12 It appears that a trend of your marketing memberships is that sales associates sell a decreasing number of memberships over time, and that most of your new sales come from new sales associates recruited directly by the company instead of existing members/sales associates. To better illustrate, please present, in tabular form a quarterly breakout of all memberships between regularly paying members and vested members. Further, parse vested memberships between: 1) associates who only retain a personal membership and have not sold any others and 2) associates selling at least one other membership (besides their own personal membership). Break out the associates selling at least one membership between those selling 1-2 and those selling 3 or more. Notate how many of those selling 3 or more did not retain their own membership (yet vested by virtue of personally selling 3 or more memberships per quarter).

     Please note that all new sales associates are recruited by other independent sales associates and the Company does not recruit anyone directly. Further, please understand that memberships cannot become vested, only sales associates can "vest" the right to receive future commissions from memberships sold in their organization either by personally selling three new Memberships per quarter or by retaining a personal Membership. After discussion with the staff of the Commission, it was proposed that we break the yearend membership base down between members (only) and associates and then further breakdown the associate number by those that have met the production criteria to vest compared to those that maintain a personal membership to vest. The current document already contains the number of memberships at year end that are owned by associates (417,008), and therefore we will revise as follows:
     At December 31, 2008, 417,008 of the active 1,559,154 Memberships were also vested associates which represent 27% of the total active Memberships compared to 25% at December 31, 2007 and 26% at December 31, 2006. Of the 417,008 associates that owned Memberships at December 31, 2008, 3,496 met the production vesting requirement in each quarter of 2008 and were responsible for 382,728 Memberships written during 2008.

Item 13 We note your statement that "[a]though we have grown our membership fees in each of the past 16 years, the rate of growth has not been one we find acceptable." However, we also note the subsequent statement "that our current product design, pricing parameters and business model are generally appropriate and we have no immediate plans to change these fundamental sectors." Please reconcile.
     We would propose adding the following after the second sentence of the paragraph:
     Instead of making changes to our basic product and business model, our focus is on making changese to our marketing methods, incentives and methods of distribution.

Item 14 We note that you indicate that your liquidity sources and existing cash will be sufficient to fund operations for the "future." Please discuss, in more specific terms, whether your existing cash and cash equivalents and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months. In addition, provide a discussion regarding the company's ability to meet it long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. Finally, provide a summary of the material provisions of your debt obligations, such as repayment terms. Financial covenants, ratios, events of default, etc. We note your disclosure in Note 6 to the Financial Statements discussing your debt obligations.
     We will copy the material  provisions of our outstanding  debt contained in
Note 6 to the Financial Statements to the liquidity section of MD&A and propose the following language in response to the liquidity comments:
     We believe that we have the ability to finance the next twelve months of operations, anticipated capital expenditures and required debt repayment obligations based on our existing amount of cash and cash equivalents and unpledged investments at December 31, 2008 of $60.0 million. We believe our long-term liquidity needs will be met by our ability to generate cash flow from operations and our existing cash and cash equivalent balances.

Item 15 It is unclear from your description of the Federal Trade Commission Civil Investigative Demand what are the potential issues being raised by the government agency. Please provide a description of the facts underlying the investigation.
     We originally received the Federal Trade Commission ("FTC") Civil Investigative Demand on March 23, 2007 requesting documents and information related to our Identity Theft Shield and ADRS Program. We responded to the FTC on April 30, 2007 and submitted supplemental materials on May 11, 2007. The FTC made subsequent additional inquiries and we submitted our final responses on November 2, 2007. The FTC was silent for more than 15 months until April 20, 2009 when it submitted a draft complaint. We believe our disclosure was fair and accurate at the time we filed the above referenced Form 10-K. Upon receipt of the April 20, 2009 letter from the FTC that contained more specificity, we immediately updated our disclosure in the March 31, 2009 Form 10-Q to the following:
     On March 23, 2007 we received a Civil Investigative Demand ("CID") from the Federal Trade Commission ("FTC") requesting information relating to our Identity Theft Shield and ADRS Program. On April 20, 2009 we received a letter from the FTC alleging misrepresentations in sales materials used in our Identity Theft Shield and ADRS program such that we made false and misleading claims about the effectiveness of ADRS for helping organizations comply with government data security requirements. Revisions to the marketing materials originally used and provided to the FTC were made subsequent to the initial communication with the FTC. The FTC could decide to commence federal court proceedings for purposes of determining whether there has been a violation and might seek a variety of remedies, including injunctive relief. We are working with the FTC to reach a mutually acceptable resolution. The ultimate outcome of the matter is not determinable.
     After retaining Washington, D.C. based counsel in June 2009 to assist us in resolving the FTC issue and after their review of our then current disclosure, we amended the disclosure only slightly and included the following disclosure in our June 30, 2009 Form 10-Q:

     On March 23, 2007 we received a Civil Investigative Demand ("CID") from the Federal Trade Commission ("FTC") requesting information relating to our Identity Theft Shield and ADRS Program. On April 20, 2009 we received a letter from the FTC alleging misrepresentations in sales materials used in our Identity Theft Shield and ADRS program such that we made false and misleading claims about the effectiveness of ADRS for helping organizations comply with government data security requirements. Revisions to the marketing materials originally provided to the FTC have been made subsequent to the initial communication with the FTC. The FTC could decide to commence administrative or federal court proceedings for purposes of determining whether there has been a violation and might seek a variety of remedies, including injunctive relief. We are working with the FTC to reach a mutually acceptable resolution. The ultimate outcome of the matter is not determinable but we will vigorously defend our interests in this matter.

Item 16 In the description of your business activities in Item 1, you disclose that you compete in a variety of market segments in the legal service plan industries, including individual enrollment plans, employee benefit plans and certain specialty segments. In addition, you disclose that you maintain regional geographic management in executing your market strategies. Tell us how you applied the guidance in SFAS 131 in evaluating your management approach to determine whether you have operating segments. If you have aggregated operating segments, please provide us with your analysis of the aggregation criteria in paragraph 17 of SFAS 131, including financial information you used to evaluate whether these operations are economically similar. Also, provide us with a copy of all reports provided to chief operating decision maker.
     As expressed in the first sentence in the Overview of Our Financial Model in MD&A, we are in one line of business - the marketing of legal expense and other complimentary plans through a multi-level marketing force to individuals and a direct sales force to employee groups. We further believe that the methods used to distribute or sell our products are very similar in nature in that all products are sold by independent sales associates that are compensated identically pursuant to published commission schedules. Our service providers are paid a fixed fee on a monthly per capita basis to render services to plan members as provided by the contract. Because the fixed fee payments by us to our service providers in connection with the Memberships do not vary based on the type and amount of benefits utilized by the member, this arrangement provides significant advantages to us in managing our cost of benefits. We do not prepare financial statements by market segments, nor are similar type reports used for operating decision making or performance assessment. Our primary management tools are a weekly production summary and a monthly production summary (examples attached) that do not contain any financial information. Since our financial model is a unit model with similar operating & profit margins for all units, we do not prepare monthly financial statements. We believe our financial reporting contained in our filings with the Commission is reflective of our operating decision making and performance assessment and therefore in accordance with applicable requirements pursuant to Account Standards Codification Section 280-10-05.

Item 17(a)We note that the primary element of compensation paid to your Chief Executive Officer ("CEO") is formula incentive compensation based on the level of your membership revenue fees. In your discussion of Mr. Stonecipher's 2008 incentive compensation payouts under his three programs, disclose whether the amounts were at the threshold, target or maximum payout levels. In addition, please disclose the specific revenue targets associated with the threshold, target or maximum payouts for 2009 in your Plan-Based Awards Table. The same should be provided for the other named executive for their respective non-equity incentive based programs.
     We propose the following disclosure regarding the discussion of Mr. Stonecipher's incentive compensation:
         During 2008, Mr. Stonecipher received $1,755,540 in bonuses under this plan after the aircraft reduction. These amounts were between the threshold and target levels reflected in the previous proxy statement.

Item 17(b)We propose the following disclosure regarding the specific revenue targets associated with the Plan-Based Awards Table.

     (1) The Membership Fee Plan - Monthly estimated payouts for 2009 are based on the following level of membership fees for each month of 2009 compared to the comparable month of 2008: Threshold 85%; Target 105% and Maximum 115%. Specific revenue targets associated with these levels would be $417 million, $469 million and $504 million, respectively.

     (2) The Membership Fee Plan - Quarterly estimated payouts, after the aircraft reduction, for 2009 are based on the following level of membership fees for each quarter of 2009 compared to the comparable quarter of 2008: Threshold 100%; Target 105% and Maximum 115%. Specific revenue targets associated with these levels would be $417 million, $469 million and $504 million, respectively.

     (3) The PPL Agency Commission estimated payouts for 2009 are based on the following levels of PPL Agency commission income compared to 2008:
          Threshold 75%; Target 100% and Maximum 125%. Specific revenue targets associated with these levels would be $850,000, $1.1 million and $1.4 million, respectively.

     (4) The In-Force Premium Bonus Plan estimated payouts for 2009 are based on the following levels of increases in annual in force premiums at the end of each quarter of 2009 compared to the comparable quarter of the prior year: Threshold 3%; Target 5% and Maximum 10%. There are no payments made under this Plan unless the annual in force premium at the end of each quarter of 2009 is more than 2% above the annual in force premium as of the end of the comparable quarter of 2008. Specific revenue targets associated with these levels would be $451 million, $465 million and $474 million, respectively.

     (5) The Personal Commission estimated payouts for 2009 are based on the following levels of personal commissions for 2009 compared to 2008:
          Threshold 85%; Target 105%; Maximum 115%. Since these compensation elements do not directly relate to overall company revenue, no specific revenue targets are applicable.

     (6) The Group Override estimated payouts for 2009 are based on the following levels of group membership fees for 2009 compared to 2008:
          Threshold 85%; Target 105%; Maximum 115%. Since these compensation elements do not directly relate to overall company revenue, no specific revenue targets are applicable.

     (7) The State Override estimated payouts for 2009 are based on the following levels as Texas membership fee revenue for 2009 compared to 2008: Threshold 85%; Target 105%; Maximum 115%. Since these compensation elements do not directly relate to overall company revenue, no specific revenue targets are applicable.

     (8) The Membership Fee Override estimated payouts for 2009 are based on the following levels of membership fees in 2009 compared to 2008:
          Threshold 85%; Target 105%; Maximum 115%. Specific revenue targets associated with these levels would be $417 million, $469 million and $504 million, respectively.

Item 18 Refile all exhibits as actual exhibits to the form. We note you included your exhibits in the text of the document.
     We will refile all exhibits as actual exhibits to the Form 10-K rather than including them in the text of the Form 10-K document.

We also acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,
PRE-PAID LEGAL SERVICES, INC.
/s/  Randy Harp
-----------------------------
Randy Harp
Chief Operating Officer

Enclosures

Weekly Production Summary Example
----------------------------------

                          Pre-Paid Legal Services, Inc.
           Confidential - Do Not Copy/ 2009 Weekly Production Summary
                         Week #34 August 17 - August 21

            Membership Totals
            -----------------
                        2009      2008     % of Inc.

----------------------------------------------------
|Total Production    | 13,473  | 11,680   |    15%  |                                 Recruit Totals
----------------------------------------------------                                  --------------
*includes new business and reinstatement totals                                                     2009      2008      % of Inc.
-----------------------------------------------------                           --------------------------------------------------
|New Business Total   | 11,091  |  9,722   |    14%  |                          | New Recruits     4,900      2,782        76%    |
|----------------------------------------------------|                          |                 ------     ------       -----   |
|Individual              7,332     5,847        25%  |                          | FS Recruits      4,500                 #DIV/0!  |
|                       ------    ------       ----- |                          |                  ------    ------       -----   |
|Group                   2,786     2,921        -5%  |                          |Web Agreements    2,694      1,321       104%    |
|                       ------    ------       ----- |                          --------------------------------------------------
|BUS                       164       173        -5%  |
|                       ------    ------       ----- |                          --------------------------------------------------
|HBBR                      102        84        21%  |                          |# of Associates                                 |
|                       ------    ------       ----- |                          |Production so far 49,901    58,138       -14%   |
|LPSE                       95        78        22%  |                          |far this year                                   |
|                       ------    ------       ----- |                          --------------------------------------------------
|CDLP                       54        66       -18%  |
|                       ------    ------       ----- |
|SIDT                      545       548        -1%  |
|                       ------    ------       ----- |
|I-plan                     13         5       160%  |
-----------------------------------------------------
------------------------------------------------------                          --------------------------------------------------
|Reinstatement Total  |  2,382  |  1,958   |     22% |                          |                        Top 10                   |
|-----------------------------------------------------                          --------------------------------------------------
|PPL Reinstatements      2,214     1,818         22% |                          |                  Production    |     Recruiting |
|                       ------    ------       ----- |                          --------------------------------------------------
|BUS Reinstatements         12         9         33% |                          |    | ST |  MBRS  |  GRP |      | ST |  REC
|                       ------    ------       ----- |                          --------------------------------------------------
|HBBR Reinstatements        36        37         -3% |                          |  1 | CA |  2,595 | 213  |      | CA |  1,304    |
|                       ------    ------       ----- |                          --------------------------------------------------
|LPSE Reinstatements        43        32         34% |                          |  2 | TX |  1,830 | 752  |      | TX |    404    |
|                       ------    ------       ----- |                          --------------------------------------------------
|CDLP Reinstatements        19        18          6% |                          |  3 | FL |    765 | 180  |      | FL |    234    |
|                       ------    ------       ----- |                          --------------------------------------------------
|iPlan Reinstatements        1         0       #DIV/0|                          |  4 | GA |    534 |  71  |      | MD |    171    |
|                       ------    ------       ----- |                          --------------------------------------------------
|SIDT Reinstatements        57        44         30% |                          |  5 | NC |    510 | 141  |      | NY |    171    |
|                       ------    ------       ----- |                          --------------------------------------------------
|----------------------------------------------------|                          |  6 | WA |    444 |   7  |      | WA |    171    |
-----------------------------------------------------                           --------------------------------------------------
|Total Add-ons             367       287         28% |                          |  7 | MO |    415 | 294  |      | GA |    151    |
|                       ------    ------       ----- |                          --------------------------------------------------
|PPL Add-ons               291       221         32% |                          |  8 | IL |    404 |  41  |      | ON |    150    |
|                       ------    ------       ----- |                          --------------------------------------------------
|BUS Add-ons                 0         0       #DIV/0|                          | 9  | NY |    381 |  10  |      | VA |    127    |
|                       ------    ------       ----- |                          --------------------------------------------------
|HBBR Add-ons               54        47         15% |                          |10  | AZ |    370 |  38  |      | AZ |    122
|                       ------    ------       ----- |                          --------------------------------------------------
|LSPE Add-ons               22        18         22% |
|                       ------    ------       ----- |
|CDLP Add-ons                0         1       -100 %|
-----------------------------------------------------


















                                       7

-----------------------------------------------------                           --------------------------------------------------
|PPL Cancellations       9,680    10,487         -8% |                          |              Top 5 Per Capita                   |
|                       ------    ------       ----- |                          --------------------------------------------------
|DIDT Cancellations      5,122     5,316         -4% |                          |          | Production       |    Recruiting     |
|                       ------    ------       ----- |                          --------------------------------------------------
|SIDT Cancellations        827       936        -12% |                          |          |   ST   |   MBRS  |  ST    |    REC   |
-----------------------------------------------------|                          --------------------------------------------------
-----------------------------------------------------                           |   1      |   HI   |    127  |  HI    |     75   |
|Additional Production Week Data                     |                          --------------------------------------------------
-----------------------------------------------------                           |   2      |   GA   |    534  |  UT    |     95   |
|#Selling                7,124     5,859         22% |                          --------------------------------------------------
|                       ------    ------       ----- |                          |   3      |   NM   |    174  |  CA    |  1,304   |
|# Recruiting            4,165     2,462         69% |                          --------------------------------------------------
|                       ------    ------       ----- |                          |   4      |   TX   |  1,830  |  OR    |    113   |
|Primerica (GA)            338       436        -22% |                          --------------------------------------------------
|                       ------    ------       ----- |                          |   5      |   UT   |    187  |  MD    |    171   |
|Total Premiums Written  1,702     1,433         19% |                          ---------------------------------------------------
|                       ------    ------       ----- |
| # St/Pr in Prod           56        52          8% |
|                       ------    ------       ----- |
|Legal Shield              358       269         33% |
|                       ------    ------       ----- |
|$9 Opt                  4,167     3,132         33% |
|                       ------    ------       ----- |
|DIDT                    8,504     7,276         17% |
|                       ------    ------       ----- |
|MAS                     8,262     7,146         16% |
|                       ------    ------       ----- |
|Deferred to CO             89       103        -14% |
|                       ------    ------       ----- |
|Web Mbrships            4,191     2,911         44% |
|                       ------    ------       ----- |
|Comp Grp Plan              54        67        -19% |
-----------------------------------------------------

Monthly Production Summary Example
----------------------------------

August 1, 2009


           To:             Harland C. Stonecipher
                           Randy Harp
                           Steve Williamson
           CC:             File
           From:           Melanie Lawson
           Date:           August 1, 2009
           Re:             2009 Production


-----------------------------------------------------------------------------------------------------------------------------
|  Memberships   |   Memberships  |  Percentage   |       Memberships      |    Memberships   |  Memberships  |   Percentage |
|                |                |               |       Produced Per     |                  |               |              |
| 3rd Qtr. 2009  |  3rd Qtr. 2008 |  Increase     |    Associate Produced  |     Year 2009    |    Year 2008  |    Increase  |
-----------------------------------------------------------------------------------------------------------------------------
|                |                |               |    2009       2008     |                  |               |              |
|     39,433     |     47,093     |   -16.3%      |    4.94       5.04     |       284,258    |    321,738    |     -11.6%   |
-----------------------------------------------------------------------------------------------------------------------------
|   Associates   |    Associates  |  Percentage   |                        |     Associates   |   Associates  |   Percentage |
|                |                |               |                        |                  |               |              |
| 3rd Qtr. 2009  |  3rd Qtr. 2008 |  Increase     |                        |      Year 2009   |    Year 2008  |    Increase  |
-----------------------------------------------------------------------------------------------------------------------------
|                |                |               |                        |                  |               |              |
|      8,441     |     11,947     |   -29.3%      |                        |        57,484    |     63,849    |     -10.0%   |
-----------------------------------------------------------------------------------------------------------------------------

     The active base pulled back from the year end number of 1,559,154 to 1,499,592, persistency remained relatively level at 72.01%.

     There were 20,284 associates cumulative that entered into the FSTS program or roughly 35% for the year.










































                                       9